Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333–126811

July 10, 2007

ABOUT BARCLAYS

Barclays is one of the largest financial services companies in the world.

•	300 years of history and expertise in banking

•	Operates in over 50 countries and employs over 123,000 people

•	Provides retail and commercial banking, credit cards, investment banking, wealth management and investment management services

•	Over 27 million customers and clients worldwide

•	AA long-term credit rating by Standard and Poor’s, Aa1 by Moody’s and AA+ by Fitch

•	Balance sheet of over $1.9 trillion

For more information on SMORESSM, please visit www.barx-is.com/smores

Barclays Capital, 200 Park Avenue New York, NY 10166

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981. Barclays SMORES is not suitable for all investors and any investment decision must be made only after carefully considering, with your financial advisor, the suitability of SMORES in light of your investment objectives and the specific information set out in the offering documents. Barclays does not make any recommendation as to the suitability of an investment in SMORES. Barclays and its affiliates do not provide tax advice. We urge you to consult with your own tax advisors prior to investing to determine the tax implications in light of your particular circumstances. Barclays SMORES are not guaranteed by the U.S. Government, Federal National Mortgage Association (Fannie Mae), or Federal Home Loan Mortgage Corporation (Freddie Mac). In the event of a default by Fannie Mae or Freddie Mac, all principal and interest payments are backed by the credit of Barclays Bank PLC. No action has been made or will be taken that would permit a public offering of the securities described herein in any jurisdiction in which action for that purposes is required. No offers, sales, resales or delivery of the securities described herein or distributed of any offering materials relating to such securities may be make in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on Barclays or any of its affiliates. Barclays Bank PLC is registered in England No. 1026167. Registered Office: 1 Churchill Place, London E14 5HP. Balance sheet US$ figure was derived using the US$/£ exchange rate at 12.31.06 of US$1.96/£1. Barclays, Barclays Capital, and SMORES are service marks or trade marks of Barclays Bank PLC. All other trademarks, service marks or registered trademarks are the property of their respective owners. © 2007, Barclays Bank PLC. All rights reserved.

SMORES OVERVIEW

Barclays Structured Mortgage-Linked Retail Securities (SMORESSM) offer today’s investor the opportunity to attain an attractive yield while earning a monthly income.

SMORES are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to give individual investors enhanced yield with an automatic redemption feature tied to the rate of principal prepayments of a specific reference pool and an optional redemption feature which may be exercised by Barclays at its discretion.

SMORES are NOT mortgage-backed securities. They are backed only by Barclays’ ability to meet its debt obligations. They are, however, linked to mortgage-backed securities in order to determine whether and when they will be automatically redeemed by Barclays. Even if the mortgage loans underlying the reference pool default, Barclays will pay the investors their principal.

Barclays SMORES provide:

•	Monthly income stream

•	Variety of maturities

•	Weekly posting of rates

•	Diversification from Treasury and other corporate debt risk

•	The credit quality of Barclays

•	Competitive rates

KEY TERMS

•

Reference Pool – A pool of mortgages (such as fixed rate, level payment mortgages), guaranteed by Government National Mortgage Association (Ginnie Mae), Federal National Mortgage Association (Fannie Mae), or Federal Home Loan Mortgage Corporation (Freddie Mac).

•

Pool Factor – An exact decimal value equal to the total outstanding principal balance of all mortgages in the Reference Pool divided by the total original principal balance of all mortgages in the Reference Pool.

•

Prepayment – The early repayment of principal on mortgage loans. Changes in prepayment rates are the primary reason the pool factor would decline faster or slower than expected. The variability of prepayment rates makes it uncertain whether Barclays SMORES would be redeemed prior to legal maturity.

•	Threshold Factor Table – Reference table of factors set forth in the Free Writing Prospectus used to determine Automatic Redemption.

AUTOMATIC REDEMPTION

Barclays has the obligation to AUTOMATICALLY redeem the securities based on a threshold test

OPTIONAL REDEMPTION

Barclays has the right to redeem the securities at any time following a gap period after issuance

NO REDEMPTION

If the SMORES are not redeemed, principal repayment will occur on the final maturity date

For Illustrative Purposes Only. Please refer to the offering memorandum for final features and further details.

ABOUT MORTGAGE - BACKED SECURITIES

•	The first mortgage pool was issued by Government National Mortgage Association (GNMA) in 1970.

•	U.S. residential mortgages outstanding at the end of 2006 totaled $10.2 trillion.

•	Of those mortgages, $5.7 trillion were securitized into pools, constituting the largest share (24%) of the U.S. Bond Market.

RISKS

We urge you to read the “Risk Factors” section in the applicable offering documents for a detailed discussion of the risks. The following highlights some, but not all, of the risk considerations:

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Principal Protection only if Held to Maturity or Redemption – If you sell in the secondary market, prior to the stated maturity or redemption by Barclays, you may not receive the full principal amount of your SMORES.

•

Risk Related to Principal Payments – As the rate of principal payments on the Reference Pool accelerates (or slows down), the likelihood of automatic redemption increases (or decreases). This will impact the timing of the return and reinvestment rate of your principal. The principal amount of your securities may be returned earlier than otherwise anticipated at a time that it cannot be reinvested in products generating an equivalent or greater yield. The prepayment rate is influenced by a complex array of factors and we cannot predict what the prepayment experience of any Reference Pool will be. We also cannot give any assurance as to the certainty or timing of any redemption.

•

Liquidity Risk – The securities will not be listed on any securities exchange. Whereas Barclays intends to make a secondary market, there is no guarantee that a secondary market will develop such that you will have access to enough liquidity to trade or sell your securities easily.